MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

April 24, 2018

Mr. Frank Martire
Chairman of the Board of Directors
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
Nashville, Tennessee 37203

Dear Chairman Martire:

On J. Alexander's Holdings, Inc.'s ("J. Alexander's" or the "Company") fourth quarter conference call, management stated that they had used the failed 99 Restaurants transaction to reach out to shareholders for discussion and feedback. Management further stated that the Board of Directors (the "Board") was "very receptive" to hearing shareholder "concerns." We believe it is time for the Board to move beyond discussion and implement a program designed to increase shareholder value. We continue to believe that appointing new independent directors and hiring an investment bank to evaluate strategic alternatives would be the best and most realistic way to accomplish this goal. Additionally, we believe it is critical for the Board to undertake a full review of the Black Knight Advisory Services ("BKAS") agreement with the goal of eliminating this costly and unjustifiable expense.

The conflicted advisory agreement with an entity controlled by William P. Foley II ("William Foley" or "Mr. Foley") will likely cost J. Alexander's shareholders over $825,000 in 2018. We believe it is exceedingly clear that the Company receives little, if any, benefit from this arrangement. At the time of the Company's spinoff, it was expected that J. Alexander's would grow new units by approximately 10% per year with the assistance of BKAS. The Company continues to fall short of this growth target, including the current year. Even with substantial recent appreciation, J. Alexander's share performance over the past two and a half years has meaningfully underperformed various benchmarks, as well as all of the other domestic-publicly traded William Foley-related entities. This is especially disappointing given that J. Alexander's may be the only William Foley-related entity that is directly paying for his advisory services outside of his compensation as a Board member.



Domestic-Publicly Traded William Foley Related Entities Total Return Since JAX Spinoff

Notes:
- Performance includes reinvestment of dividends from 9/29/15 to 4/23/18
- Black Knight (BKI) performance since spin-off date, 10/2/17
- SP500R represents the S&P 500 Restaurants Total Return Index

Source: Bloomberg

We believe the Board must put bias and favoritism aside and commence negotiations with Mr. Foley in order to eliminate this costly advisory agreement. While we acknowledge this may be uncomfortable given the Board members' pre-existing relationships with Mr. Foley, we believe the Board's fiduciary responsibility to shareholders takes precedence over any other allegiances. We are confident that J. Alexander's has sufficient leverage, beyond the obvious lack of value the Company receives for the ongoing payments to BKAS, to bring Mr. Foley to the negotiating table. The Company purchases a significant but unspecified amount of wine from William Foley entities and also assists in promoting the brand and the Foley Food and Wine Society. Undoubtedly, there is no shortage of attractive alternative suppliers to replace the wine purchased from Mr. Foley's entities if he is unwilling to negotiate a favorable release of the advisory agreement. Any rational fiduciary can understand the leverage that J. Alexander's has in this situation to improve the outcome for shareholders.

As mentioned in the Company's merger proxy, the Board is well aware that eliminating the BKAS agreement would be viewed favorably by shareholders:

> *"Mr. Martire had previously discussed with Mr. Foley the potential termination of the Consulting Agreement, which the Board understood would likely be viewed favorably by the shareholders of the Company, as terminating the Consulting Agreement would eliminate payments of management fees to BKAS..."*

> *Source: J. Alexander's Holdings, Inc., Form DEFM14A, 12/21/17*

Mr. Foley has already shown a willingness to eliminate the agreement, and our instinct is that it is entirely possible to structure a release that would be very attractive for the shareholders of J. Alexander's. Of course, given Lonnie Stout's conflicted status of having a partial ownership interest in BKAS, he would have to recuse himself from the negotiations. This would leave our Chairman as the most ideally suited Board member to negotiate such an important issue with William Foley on behalf of J. Alexander's shareholders.

As we've previously stated, we believe it is imperative that our Chairman takes action to rectify the corporate governance concerns that are hampering the realization of value for J. Alexander's shareholders.

Sincerely,



Mario D. Cibelli
Managing Member